FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ☒    Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐    No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

At its meeting of 26 February 2009, the Board of Directors of National Bank of Greece elected Mr. Theodoros Abatzoglou, political scientist and pharmacist, as an independent non-executive director of the Board, in replacement of Mr. Georgios Mergos who has resigned. His term of office will last through to the Bank’s AGM of 2010, the time originally set as the end of Mr. Georgios Mergos’s term of office.

Furthermore, in line with Para. 3, Article 1 of Law 3723/2008 on “supporting liquidity in the economy in response to the impact of the international financial crisis”, the Hellenic State appointed Mr.  Alexandros Makridis, economist, to represent it as an additional member of the Bank’s Board.

Athens, 27 February 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date : 27th February, 2009

Vice Chairman - Deputy Chief Executive Officer